FOIA CONFIDENTIAL TREATMENT REQUESTED

Confidential Treatment Requested by SmileDirectClub, Inc.

Pursuant to 17 C.F.R. § 200.83

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]”

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

www.skadden.com

August 26, 2019

BY HAND AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561
Attn:                    Heather Percival

Amanda Ravitz

Re:   SmileDirectClub, Inc.

Registration Statement on Form S-1

CIK No. 0001775625; No. 333-233315

On behalf of our client, SmileDirectClub, Inc., a Delaware corporation (the “Company”), in response to comment 21 received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 31, 2019 (the “May 31, 2019 Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 confidentially submitted to the Commission on May 3, 2019, confidentially resubmitted to the Commission on June 19, 2019, July 12, 2019, August 2, 2019, and August 8, 2019, and subsequently filed with the Commission on August 16, 2019 (the “Registration Statement”), we submit this letter to respond to comment 21 of the May 31, 2019 Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

To facilitate the Staff’s review, we have reproduced the text of comment 21 of the May 31, 2019 Comment Letter in bold and italics below.

Critical Accounting Policies and Estimates
Equity-based Compensation, page 82

21.                               We may have additional comments on your accounting for equity transactions. Once you have determined an estimated offering price, please provide us an analysis explaining the reasons for the differences between the price and the recent valuations associated with your equity transactions, including the Incentive Units issued since January 1, 2018.

Initial Public Offering Price Range

The Company currently expects that the initial offering price to the public of the Class A Shares being offered in the Company’s initial public offering (the “IPO”), after giving effect to the Reorganization Transactions (as defined below), equates to a total enterprise valuation of between $[***] billion and $[***] billion. The actual price range to be included in the Company’s preliminary prospectus (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been finally determined and remains subject to adjustment based on factors outside of the Company’s control, including input from the underwriters, ongoing discussions among the Company’s board of directors (the “Board”) and senior management, market conditions, business and market developments and other factors. The Company, however, currently expects that the actual range will be within the foregoing preliminary price range.

For purposes of this response, all references to the “Company” for periods prior to the IPO, other than references to the registrant and issuer of the shares in the IPO, include SDC Financial LLC (“SDC Financial”), as the context requires.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has not had an option plan in place prior to this offering. Instead, the Company has issued incentive units and entered into incentive bonus agreements (“IBAs”), each as described below. Employee incentive units and IBAs were modified in July 2019. The Company

CONFIDENTIAL TREATMENT REQUESTED BY SMILEDIRECTCLUB, INC.

remeasured the modified incentive units and IBAs as of the date of the modifications, consistent with the anticipated value of the Company at the time of the IPO. Therefore, the Company does not believe there is an issue with the pre-IPO valuation of the employee incentive units or IBAs because the fair value assigned to these awards will approximate the IPO value.

Incentive Units

Historically, SDC Financial has made equity awards to certain officers, employees and other service providers consisting of restricted units in SDC Financial (“Incentive Units”). The Incentive Units were designed to qualify as profits interests that have a time-based vesting requirement along with an initial distribution threshold that must be met before the recipient is eligible to participate in future appreciation and future income, gain and loss of SDC Financial. The distribution threshold is an amount established with respect to each Incentive Unit upon the issuance of such Incentive Unit that were equal to the minimum amount determined by the Board in its reasonable discretion to be necessary to cause such Incentive Unit to constitute a “profits interest” within the meaning of Revenue Procedures 93-27 and 2001-43 and which may be adjusted to take into account additional contributions to the Company.

For employee incentive units, the fair value of the incentive units is based on SDC Financial’s unit value on the date of grant. Non-employee incentive units are remeasured at fair value at each reporting date until the time of vesting. Valuations are based on the Board’s reasonable determination taking into consideration various objective and subjective factors, including the implied value based on equity transactions with third parties. The Company received valuations from an independent third-party valuation specialist as of each year end and the Company performed its own updates to the valuation each quarter and as appropriate as awards were granted throughout the year.

Since January 1, 2018, the Company has entered into one new award agreement with the Company’s General Counsel on April 15, 2018:

Grant Date	Number of Incentive Units Granted
4/15/2018	[***] (<0.1% units outstanding)

The award agreement assumed an estimated valuation of SDC Financial, determined by the Board based on their reasonable determination of the fair market value of the Company at the time of grant, which was used to determine the compensation expense until the date of modification discussed below.

Two award agreements governing employee Incentive Units, including the above award, were amended and restated in July 2019 (the “Amended Award Agreements”) to revise and accelerate the vesting in connection with the proposed IPO. The Amended Award Agreements did not modify the number of Incentive Units granted or the applicable distribution thresholds in either agreement. When the performance condition is met, consistent with ASC 718-20-35-3, the

CONFIDENTIAL TREATMENT REQUESTED BY SMILEDIRECTCLUB, INC.

accelerated vesting will be recognized based on the fair value at the modification date, which the Company expects to approximate the IPO value, versus the grant date.

In addition, since January 1, 2018, the Company remeasured the non-employee incentive units at fair value quarterly from March 31, 2018 through March 31, 2019, which is the date that the non-employee incentive units became fully vested. As further discussed on page 90 of the Registration Statement and in Note 11 of the Company’s audited financial statements, beginning on page F-24 of the Registration Statement, SDC Financial accounts for equity-based compensation for non-employees in accordance with ASC 505-50, Equity—Based Payments to Non-Employees, which requires that non-employee compensation cost is measured at estimated fair value on the vesting date and is included as compensation expense over the vesting period during which a non-employee provides service in exchange for the award. The valuation was performed internally quarterly and by an independent third-party valuation specialist annually and the results indicate fair value as follows:

Quarter	Number of Units Vested	Unit Fair Value
3/31/2018	[***] (<0.3% units outstanding)	$[***]
6/30/2018	[***] (<0.3% units outstanding)	$[***]
9/30/2018	[***] (<0.3% units outstanding)	$[***]
12/31/2018	[***] (<0.3% units outstanding)	$[***]
03/31/2019	[***] (<0.3% units outstanding)	$[***]

Incentive Bonus Agreements

From May to July 2019, the Company amended its employee IBAs. Each amended IBA provides that upon a liquidity event, such as an IPO, the holder is entitled to a bonus paid in stock, cash or a combination of stock and cash. The IBA amendments meet the definition of a modification as the vesting conditions and settlement terms were revised. Because the vesting of the IBAs (both original and modified awards) depend on a liquidity event, the awards were considered improbable of vesting before and after the modification. Accordingly, the Company remeasured the IBAs as of the date of the modification, which will be consistent with the anticipated value of the Company in the proposed IPO. Given that the IBAs are subject to the successful completion of an IPO, no compensation expense has been recorded to date. The Company will recognize a cumulative adjustment to stock-based compensation expense for the vested portion of the IBAs when the IPO occurs. Therefore, the Company does not believe there is an issue with the pre-IPO valuation of the IBAs because the fair value assigned to the awards will approximate the IPO value and will be reflected in the financial statements of the Company for the quarter in which the IPO is consummated. Disclosure of this expense has been included on pages 83 and 86 of the Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED BY SMILEDIRECTCLUB, INC.

Comparison of Most Recent Valuation and Preliminary Price Range

At each year end, the Company used an independent third-party valuation specialist to assist in the equity valuation of SDC Financial. The independent third-party valuation specialist utilized the income approach (specifically the discounted cash flow method), and the market approach (specifically the guideline public company method) to estimate the equity value. The independent third-party valuation specialist used the option pricing method to allocate the total equity value among the various classes of equity and calculated the individual tranches of equity due to multiple participation threshold minimums. To value the incentive units, the independent third-party valuation specialists utilized the contingent claim analysis based on the Merton framework. As mentioned, the Company performs its own analysis to update the valuations for interim periods based on updated information on Company specific events, time to liquidity estimates, and available comparable company information.

During 2018, the Company consistently experienced revenue growth throughout the year, which was above the monthly projections, including more than expected SmileShop openings. The Company obtained new debt funding from TCW with a $120 million loan in February 2018 and received additional equity financing between August and November 2018 indicating a fair value of $[***] billion. The Company’s management therefore believes that these developments influenced the increase in the fair value of the Company’s equity from $[***] billion at December 31, 2017 to $[***] billion at December 31, 2018.

During the six months ended June 30, 2019, the Company continued to experience revenue growth above previous year forecasts. The Company’s revenue growth this year has been and continues to be primarily driven by further penetrating its addressable market both in the United States and through international expansion. In January 2019, the Company began generating revenue in Canada, which had not been included in previous forecasts. On March 6, 2019, the Company was awarded a legal victory in a case against Align Technology, Inc. (“Align”), in which the arbitrator ordered Align to close its 12 retail stores by April 3, 2019 and extended its non-compete clause in favor of the Company to August of 2022. In April and July of 2019, the Company announced an agreement to open SmileShops in CVS and Walgreens stores and is negotiating similar arrangements with other domestic and international retailers. The Company also announced the in-network coverage of the Company’s clear aligners by United Healthcare insurance in May 2019. Lastly, the Company began sales in Australia and the United Kingdom in June 2019 and July 2019, respectively. The Company’s management believes that these developments have significantly influenced the increase in the fair value of the Company’s equity from $[***] billion at December 31, 2018 to the anticipated IPO value.

* * * * *

We hereby request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it

CONFIDENTIAL TREATMENT REQUESTED BY SMILEDIRECTCLUB, INC.

has not filed the supplemental information subject to this request in electronic format. Please call the undersigned when you have completed your review and we will arrange to have this letter picked up from you.

* * * * *

Please contact me at (212) 735-3574 or David.Goldschmidt@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ David J. Goldschmidt

cc:  David Katzman, Chief Executive Officer and President, SmileDirectClub, Inc.

Marc Jaffe, Esq., Latham & Watkins LLP

Stelios Saffos, Esq., Latham & Watkins LLP